July 14, 2021

              VIA E-MAIL

              Julie Collett, Esq.
              Senior Director and Counsel
              Equitable Financial Life Insurance Company
              1290 Avenue of the Americas
              New York, NY 10104

              Re:            Separate Account FP
                             Equitable Financial Life Insurance Company
                             Initial Registration Statement on Form N-6
                             File Nos. 333-256251; 811-04335

                             Equitable America Variable Account K
                             Equitable Financial Life Insurance Company of
America
                             Initial Registration Statement on Form N-6
                             File No. 333-256256; 811-22886

              Dear Ms. Collett:

                      On May 18, 2021 you filed the above-referenced initial registration statements on Form
              N-6 on behalf of Equitable Financial Life Insurance Company and Equitable Financial Life
              Insurance Company of America (the    Companies   ) and their
separate accounts. Based on the
              Companies    representations in the letters accompanying the
registration statements, we have
              given the registration statements a selective review. Where a comment is made with regard to the disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statements.1

              General

                      1. Please confirm that all missing information, including all exhibits, will be filed in a pre-
                         effective amendment to each registration statement. We
may have further comments
                         when you supply the omitted information.

                      2. Please include an active hyperlink or other means of facilitating access that leads directly to each website address referenced in the registration
statement, as well as all other

              1
               Capitalized terms have the same meaning as in the registration statements unless otherwise indicated. Page numbering refers to the Separate Account FP Form N-6 registration statement unless otherwise indicated.



     Julie Collett, Esq.
    July 14, 2021
    Page 2 of 8

            information incorporated by reference, such as Form VPFS. See General Instruction
            C.3(i) to Form N-6; Rule 411 under the Securities Act of 1933 (the
  1933 Act   ); Rule 0-4
            under the Investment Company Act of 1940.

        3. Please provide powers of attorney that relate specifically to each registration statement as required by Rule 483(b) of the 1933 Act.

    Cover Page

        4. In the third sentence of the fourth paragraph, please clarify that in most states, the
           Company will refund the policy account value, plus any charges that were deducted, less any outstanding loan and accrued loan interest.

    Definition of Key Terms (pages 5-6)

        5. Please remove the statement in the Alternative Death Benefit definition regarding there being a choice of a life insurance qualification test, as the Policy only offers one test.
           Further, please consistently refer to this death benefit as either
the    alternative    death
           benefit or the    alternate    death benefit; both terms are
currently used throughout the
           prospectus.

    Important Information You Should Consider About the Policy (pages 7-9)

        6. When describing Insurance Company Risks, please note that any policy obligations, including under the fixed rate option and under the MSO, are subject
to the Company   s
           claims-paying ability.

        7. In the Policy Lapse section of the Risks table, please reconcile the statement that an owner may need to pay more premiums to keep the policy from terminating if the policy continuation feature is in effect with page 44 of the prospectus, which states that no further premiums are required if policy continuation takes effect.

    Overview of the Policy (pages 10-11)

        8. To avoid investor confusion, please group the four riders under the Policy into one list, and make clear that (a) both the Policy Continuation Rider and the Living Benefits Rider
           have a charge associated with exercising the rider; (b) the Policy Continuation Rider is automatically issued to all policies; (c) the Living Benefits Rider is only added at issue to
           Policies with a face amount of at least $100,000, and there is a $100 charge for those who decline the rider but later elect it after issue; (d) the No-Lapse Guarantee Rider is
           automatically added to all policies (or clarify the    eligible
policies    to which it is
           automatically added); and (e) the Policy Continuation Rider protects against policy termination if the net policy account value is insufficient to cover the monthly deductions
           (regardless of whether there is an outstanding loan).
     Julie Collett, Esq.
    July 14, 2021
    Page 3 of 8

    Fee Table (pages 12-14)

        9. To avoid investor confusion, please remove the label    Current and
Maximum Charge
           from the wire transfer charge, express mail charge, duplicate policy charge, and charge for returned payments in the Transaction Fees table. With regard to the policy history
           charge, please remove the label    Current    as $50 is the maximum
charge, but not the
           current charge.

        10. In the fourth footnote to the Transaction Fees table, please include a cross-reference to the MSO prospectus.

        11. Please format the footnote in the Transaction Fees table describing the declining surrender charge to be consistent with the other footnotes (i.e., indent the table; replace
               **    with a number).

        12. In the narrative preceding the Periodic Charges table, please remove the phrase
               guaranteed maximum    consistent with the prescribed wording of
Item 4 of Form N-6.

        13. Please clarify that the charge for adding the Living Benefits Rider
is deducted    Once     on
            the date the rider is exercised    rather than    At the time of
the transaction,    consistent
            with the description of the Policy Continuation Rider charge.

    Payment of Premiums and Determining Your Policy   s Value (pages 22-26)

        14. Page 23 of the prospectus states that the policy will not lapse if
the policy    has an
            outstanding loan that would qualify for    policy continuation.
  Please revise this
            disclosure to clarify that the policy will not lapse if the conditions of the Policy
            Continuation Rider are satisfied, including that there is sufficient net policy account value to cover the Policy Continuation Charge, and provide a corresponding cross-reference.

    Death Benefits and Accessing Your Money (pages 29-33)

        15. When providing an example on page 29 of the alternative death benefit under the cash value accumulation test, please reconcile the 144.0% death benefit percentage in the
            Separate Account FP prospectus with the 140.0% death benefit percentage in the
            Equitable America Variable Account K prospectus.

        16. (Equitable America Variable Account K prospectus only). Please remove the reference to the Long-Term Care Services Rider on page 30, which does not appear to be offered under the Policy.

        17. (Separate Account FP prospectus only). When describing on page 31 the effects of a policy loan, please state that a loan, repaid or not, has a permanent effect on the cash surrender value and death benefit. Item 13(d) of Form N-6.
     Julie Collett, Esq.
    July 14, 2021
    Page 4 of 8

    Tax Information (pages 34-39)

        18. Please confirm that, to the extent relevant, the tax discussion here and throughout the prospectus reflects any currently effective provisions of the Coronavirus Aid, Relief, and
            Economic Security (CARES) Act, the COVID-Related Tax Relief Act of 2020, the
            Setting Every Community Up for Retirement Enhancement (SECURE) Act, and the
            American Rescue Plan Act of 2021.

    Other Benefits Available Under the Policy (pages 40-45)

        19. In the benefits table, please reconcile the statement in the fourth column of the Policy
            Continuation Rider description, which states that the policy is automatically placed on policy continuation, with the disclosure on page 44 of the prospectus, which states that the owner must elect to exercise the rider.

        20. When describing the Policy Continuation Rider beginning on page 44, please remove the cross-reference to the cash value accumulation test when describing the Policy
            Continuation charge, as this test is not relevant to the calculation of the charge. Please also remove this cross-reference from the Policy Continuation Rider charge discussion on page 50 of the prospectus.

        21. (Equitable America Variable Account K prospectus only). On page 42, please remove the reference to the Substitution of Insured Person Rider and the discussion on the Long-
            Term Care Services Rider, which do not appear to be offered under the Policy. Please also remove the Substitution of Insured Person Rider discussion and the Long-Term Care
            Services Rider reference on page 53.

    More Information About Policy Charges (pages 46-51)

        22. When describing the premium charge, please remove the reference to
the    death benefit
            option,    as there is only one death benefit offered under the
Policy. Similarly, please
            remove the    death benefit option    reference in the first
paragraph on page 65 describing
            personalized illustrations.

        23. Please revise the fourth paragraph of the surrender charge discussion as follows: (a) move the first two sentences on how the surrender charge will be deducted to the following discussion on requesting a decrease in face amount; (b) more clearly explain in the third sentence that the maximum surrender charge contained in the policy is shown for the first policy month of each policy year; (c) revise the fourth sentence as
follows:    [t]he current
            maximum surrender charge is 6% of each premium, not to exceed an amount per $1,000 of initial base policy face amount, which will be between $20.63 and $55.87 per $1,000
            of initial base policy face amount;    and (d) in the last
sentence, please replace    cash
            value    with    net cash surrender value.

        24. In the first and second paragraphs describing the mortality and expense risk charge,
            please clarify that the Company    will    (rather than    may   )
collect and deduct this charge.
     Julie Collett, Esq.
    July 14, 2021
    Page 5 of 8

        25. In the Optional Rider Charges discussion, please disclose that there is no additional charge for the No-Lapse Guarantee Rider.

    Appendix: Calculating the Alternate Death Benefit

        26. Please reconcile the Appendix heading     Calculating the Alternate
Death Benefit     with
            the first sentence of the first paragraph, stating that the examples therein demonstrate how the standard death benefit is calculated.

        27. In the first paragraph, please remove the statement that the examples assume the owner selected the cash value accumulation test, as the Policy does not offer a choice.

        28. Please revise the fourth row in the table to clarify that the Standard Death Benefit for
            Policy 2 is $100,000, and add two rows to the table to depict the Alternate Death Benefit
            ($50,400 for Policy 1 and $122,400 for Policy 2) and the Death Benefit Paid ($100,000
            for Policy 1 and $122,400 for Policy 2).

    Appendix: Examples of How the Policy Continuation Rider Works

        29. (Equitable America Variable Account K prospectus only). As disclosed in this appendix to the Separate Account FP prospectus, please explain that after the policy goes on policy continuation, future premium payments, partial withdrawals and requested policy changes are not allowed, the policy does not lapse and continues in force during the illustrated year and in all subsequent years, and loan interest continues to be due on each policy anniversary, and if not paid when due, is added to the outstanding loan.

    Requesting More Information

        30. Please replace the last three sentences of the back cover page with the statement required
            by Item 1(b)(3) of Form N-6 (i.e.,    Copies of this information
may be obtained, upon
            payment of a duplicating fee, by electronic request at the following email address:
            publicinfo@sec.gov.   ).

        31. Please include the EDGAR contract identifier for the Policy on the bottom of the back cover page in type size smaller than that generally used in the prospectus (e.g., 8-point modern type). Item 1(b)(4) of Form N-6

    INITIAL SUMMARY PROSPECTUS

    General

        32. Please apply all comments herein to the summary prospectus, as applicable.

     Julie Collett, Esq.
    July 14, 2021
    Page 6 of 8

    Cover Page

        33. Please revise the first sentence of the first paragraph to clarify that the Policy is a variable and index-linked life insurance policy.

        34. In the fourth paragraph, please make clear that an investor could experience a significant loss of principal and previously credited interest in connection with the MSO. Please also provide a cross-reference to the MSO prospectus, and inform investors as to how to obtain the MSO prospectus.

    Important Information You Should Consider About the Policy (pages 3-5)

      35. Certain cross-references in this section refer to other sections of the summary prospectus.
          Please provide cross-references to the location in the statutory prospectus where the subject matter is discussed in greater detail. Further, all cross-references should link directly to the relevant sections of the statutory prospectus, or should provide a means of facilitating access to that information through equivalent methods or technologies.
          Instruction 1(b) to Item 2 of Form N-6.

      36. When listing other Policy fees and expenses in the Ongoing Fees and Expenses discussion, please include mortality risks and MSO and loan charges, consistent with the corresponding disclosure in the statutory prospectus. Please also list risk class in the examples of insured characteristics.

        37. Please state that in connection with Risks Associated with Investment Options, an investment in the policy can vary depending on the performance of the Portfolios and the
            MSO and guaranteed investment option (GIO). Please provide cross-references to the
            MSO prospectus and to the    Guaranteed Interest Option    section
of the statutory
            prospectus.

        38. Please provide a cross-reference to the    About our general
account    section of the
            statutory prospectus when discussing Insurance Company Risks.

        39. Please reconcile the Restrictions - Investments discussion with the corresponding section of the statutory prospectus, as the two differ.

        40. Please remove the second paragraph of Restrictions     Optional
Benefits, which is
            redundant with the third paragraph.

    Overview of the Policy (pages 6-7)

        41. The third paragraph states that some policy forms, features, and/or Portfolios described in the summary prospectus may not be available through all brokers. Please confirm supplementally that all broker-specific variations are described in the appendix to the
     Julie Collett, Esq.
    July 14, 2021
    Page 7 of 8

            statutory prospectus titled    State policy availability and/or
variations of certain features
            and benefits.

        42. When describing the MSO in the fourth paragraph of the Premiums discussion, please state that there could be a significant loss of principal and previously credited interest.

    Other Benefits Available Under The Policy (pages 10-11)

        43. Please revise the third column to state that the Living Benefits Rider is optional.

    Buying The Policy (page 12)

        44. Please describe under what circumstances premiums may be required in order to avoid lapse and how the amount of the additional premiums will be determined. Please also briefly explain the operation of the grace period, including the
effect of the insured   s
            death during the grace period. Rule 498A(b)(5)(v); Items 9(a)(3) and 9(c) of Form N-6.

    How Your Policy Can Lapse (page 13)

        45. In the first paragraph, please include policy charges in the list of items that could cause the policy to lapse.

    Making Withdrawals: Accessing the Money in Your Policy (page 14)

        46. Please state when surrender and withdrawal proceeds are calculated and payable. Rule
            498A(b)(5)(vii); Item 12(a) to Form N-6.

                                                  ********
            Responses to this letter should be made in a letter to me filed on Edgar and in the form of pre-effective amendments filed pursuant to Rule 472 under the Securities Act. Where no change will be made in a filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

            You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

            Although we have completed our initial review of the registration statements, the filings will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statements and any amendments. After we have resolved all issues, the Companies and their underwriters must request acceleration of the effective date of the registration statements.
     Julie Collett, Esq.
    July 14, 2021
    Page 8 of 8

            In closing, we remind you that the Companies are responsible for the accuracy and adequacy of its disclosure in the registration statements, notwithstanding any review, comments, action, or absence of action by the staff.

            Should you have any questions prior to filing pre-effective amendments, please feel free to contact me at 202-551-8045 or bentzingere@sec.gov.


Sincerely,

                                                                       /s/
Elisabeth Bentzinger


Elisabeth Bentzinger
                                                                       Senior
Counsel


    cc: Andrea Ottomanelli Magovern
        Sally Samuel